United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                          SEC File No. 333-39208
                                                           CUSIP No. 12615U 10 5

                           NOTIFICATION OF LATE FILING

(Check One):      X  Form 10-K and Form 10-KSB;        Form 20-F;
                -----                              ---
                     Form 11-K;     Form 10-Q and Form 10-QSB;      Form N-SAR
                -----           ---                             ---

              For Period Ended:  June 30, 2008
              ----------------

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________
              -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                       COL China Online International Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                       3176 South Peoria Court, Suite 100
                             Aurora, Colorado 80014
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
   X will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the difficulties encountered by the Company in coordinating the schedules of the various parties who contribute to the filing of the Company's Annual Report on Form 10-K regarding the fiscal year ended June 30, 2008 (the "Form 10-K"), the Company was late in finalizing its accounts and the Form 10-K and, therefore, the Form 10-K could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Chi Keung Wong                                        86 021 64479982
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  (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[ X ] Yes   [   ]  No


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


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net operating loss of approximately Rmb955,505 (US$139,047) for fiscal year ended June 30, 2008 compared to an operating loss of Rmb2,151,466 for fiscal year ended June 30, 2007. The decrease in net operating loss is primarily due to the termination of substantially all of the Company's business activities during the Company's fiscal year 2008.

     ----------------------------------------------------------------------

                       COL CHINA ONLINE INTERNATIONAL INC.
                   Name of Registrant as Specified in Charter

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September  29 , 2008             By: /s/Chi Keung Wong
       --------------------                 ------------------------------------
                                        Chi Keung Wong, Chief Executive Officer
                                        and Chief Accounting Officer


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